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                            Robert N. Wilkinson, Esq.
                            A T T O R N E Y A T L A W
                         EAGLE GATE BUILDING SUITE 1200
                              60 EAST SOUTH TEMPLE
                           SALT LAKE CITY, UTAH 84111
                               TEL. (801) 533-9645
                               FAX (801) 220-0625

May 24, 2007

United States Securities and
  Exchange Commission
100 F Street, N.E.
Washington, DC 20549

     Re:  Amexdrug Corporation
          Item No. 4.01 Form 8-K - Filed May 2, 2007
          File No. 001-10304

Ladies and Gentlemen:

     In response to your letter of May 8, 2007 addressed to Amexdrug Corporation (the "Company"), the Company is filing an Amendment to the Form 8-K Report which includes a new second paragraph under Item 4.01(a) of the Report.

     In this new paragraph, the Company states the following:

     "Hansen, Barnett & Maxwell, P.C.'s report on the Registrant's financial statements for either of the past two years did not contain an adverse opinion or disclaimer of opinion, nor was it modified as to uncertainty, audit scope, or accounting principles."

     In addition, new information concerning material weaknesses has been added near the end of Item 4.01(a) and a new letter provided by the former accountant is being filed as Exhibit 16.1 to the Amended Form 8-K Report. In the letter, the former accountant agrees with the new disclosure made.

     Also, at the Commission's request, the Company has provided its letter addressed to the Commission which contains three specific acknowledgements requested by the Commission.

     If you have any questions concerning this letter, the Company's acknowledgement letter or the Amended Form 8-K Report, please let me know at your earliest convenience.

     Sincerely,


     /s/ Robert N. Wilkinson
     Robert N. Wilkinson



RNW/mh
Enclosure
cc:  Jack Amin







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